


**11017490**

Washington, D.C. 20549

ION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 13891 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**01/01/10**_____ AND ENDING_____**12/31/10**_____
                                                MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    First Investors Corporation

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1                                    110 Fieldcrest Avenue
                                                    (No. and Street)

Edison                                NJ                        08818
        (City)                        (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Lipkus                                            (732) 855-5774
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
                        (Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400        Philadelphia            PA            19103
        (Address)                        (City)            (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

---

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, __William Lipkus_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__First Investors Corporation_____ , as of __December 31_____, 20__10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST INVESTORS CORPORATION

*FINANCIAL STATEMENTS AND*
*REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS*

**DECEMBER 31, 2010 AND 2009**



*TAIT, WELLER & BAKER LLP*

# FIRST INVESTORS CORPORATION

**TABLE OF CONTENTS**

# TAIT, WELLER & BAKER LLP

*Certified Public Accountants*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**Board of Directors and Stockholder**
**First Investors Corporation**
**New York, New York**

We have audited the accompanying balance sheets of First Investors Corporation as of December 31, 2010 and 2009, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Investors Corporation at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

*Tait, Weller & Baker LLP*

**Philadelphia, Pennsylvania**
**February 22, 2011**

1

# FIRST INVESTORS CORPORATION

## *BALANCE SHEETS*

### December 31, 2010 and 2009

|  | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 16,541,840 | $ 18,933,071 |
| Receivable from dealers | 101,820 | 11,870 |
| Receivable from customers | 83,208 | 558,813 |
| Receivable from Funds – shares redeemed | 534,688 | 1,852,296 |
| Salesmen's advances – net | 1,359,766 | 1,722,417 |
| Receivable from parent and affiliated companies | 185,534 | 140,616 |
| Prepaid expenses and miscellaneous receivables | 644,884 | 636,890 |
| Deferred sales commissions | 213,504 | 277,068 |
| Deferred income taxes *(Note 8)* | 296,000 | 336,000 |
| **Total current assets** | 19,961,244 | 24,469,041 |
| **FIXED ASSETS** | | |
| Leasehold improvements and equipment (less accumulated depreciation and amortization of $985,226 in 2010 and $922,189 in 2009) | 420,608 | 534,758 |
| **OTHER ASSETS** | | |
| Cash and cash equivalents segregated under federal regulations *(Note 2)* | 2,726,315 | 3,030,477 |
| Deferred sales commissions | 640,514 | 831,204 |
| Deferred income taxes *(Note 8)* | 851,000 | 815,000 |
| **Total other assets** | 4,217,829 | 4,676,681 |
| **Total assets** | $ 24,599,681 | $ 29,680,480 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Payable for securities purchased | $ 2,579,179 | $ 2,259,207 |
| Payable to dealers | 266,573 | 2,130,133 |
| Accrued commissions payable | 1,212,849 | 989,597 |
| Accounts payable – suppliers | 217,705 | 260,416 |
| Accrued expenses and other liabilities | 6,602,157 | 6,516,579 |
| Payable to affiliated companies | 387,739 | 2,758,965 |
| **Total current liabilities** | 11,266,202 | 14,914,897 |
| **STOCKHOLDER'S EQUITY *(Note 7)*** | | |
| Common stock, no par, stated value $5, 200 shares authorized, issued and outstanding | 1,000 | 1,000 |
| Paid-in capital | 43,965,826 | 41,965,826 |
| Retained earnings (deficit) | (30,633,347) | (27,201,243) |
| **Total stockholder's equity** | 13,333,479 | 14,765,583 |
| **Total liabilities and stockholder's equity** | $ 24,599,681 | $ 29,680,480 |

*See notes to financial statements.*

# FIRST INVESTORS CORPORATION

*STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)*

**Years ended December 31, 2010 and 2009**

|  | 2010 | 2009 |
|---|---|---|
| **Revenue** | | |
| Commissions and fees earned from | | |
| Sales of Funds and other securities | $ 31,990,356 | $ 28,382,103 |
| Sales of variable insurance products | 6,654,229 | 5,259,541 |
| Service fees | 9,274,852 | 7,746,853 |
|  | 47,919,437 | 41,388,497 |
| Less commission expense | 38,298,426 | 32,662,008 |
| **Total commissions and fees – net** | 9,621,011 | 8,726,489 |
| Income from investments | 10,418 | 48,348 |
| Other revenue | 1,217,020 | 1,349,660 |
|  | 1,227,438 | 1,398,008 |
| **Total revenue** | 10,848,449 | 10,124,497 |
| **Expenses** | | |
| Selling | 10,018,776 | 9,216,568 |
| Administrative expenses | 6,250,777 | 5,114,091 |
| **Total expenses** | 16,269,553 | 14,330,659 |
| Loss before income tax expense (benefit) | (5,421,104) | (4,206,162) |
| **Income tax benefit** *(Note 8)* | (1,989,000) | (1,438,000) |
| **NET LOSS** | (3,432,104) | (2,768,162) |
| **Retained earnings (deficit)** | | |
| Beginning of year | (27,201,243) | (24,433,081) |
| **End of year** | $(30,633,347) | $(27,201,243) |

# FIRST INVESTORS CORPORATION

*STATEMENTS OF CASH FLOWS*

**Years ended December 31, 2010 and 2009**

|  | 2010 | 2009 |
|---|---|---|
| **DECREASE IN CASH AND CASH EQUIVALENTS** | | |
| *Cash flows from operating activities* | | |
| Commissions and fees received – net | $ 10,003,938 | $ 5,875,629 |
| Other revenue | 1,217,020 | 1,349,660 |
| Investment income received | 10,418 | 48,348 |
| Cash paid to suppliers and employees | (15,503,625) | (15,033,705) |
| Cash (deposited to) received from segregated trust account | 304,162 | (2,306,600) |
| Income taxes refunded | 1,993,000 | 1,607,000 |
| **Net cash used for operating activities** | (1,975,087) | (8,459,668) |
| *Cash flows from investing activities* | | |
| Capital expenditures | - | (5,790) |
| **Net cash used for investing activities** | - | (5,790) |
| *Cash flows from financing activities* | | |
| Advances from (to) parent and affiliates | (2,416,144) | 273,825 |
| Capital contributions | 2,000,000 | 4,000,000 |
| **Net cash provided by (used for) financing activities** | (416,144) | 4,273,825 |
| **Net decrease in cash and cash equivalents** | (2,391,231) | (4,191,633) |
| *Cash and cash equivalents* | | |
| Beginning of year | 18,933,071 | 23,124,704 |
| **End of year** | $ 16,541,840 | $ 18,933,071 |

# FIRST INVESTORS CORPORATION

## STATEMENTS OF CASH FLOWS – (Continued)

### Years ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **RECONCILIATION OF NET LOSS TO NET CASH USED FOR OPERATING ACTIVITIES** | | |
| *Net loss* | $ (3,432,104) | $ (2,768,162) |
| *Adjustments to reconcile net loss to net cash used for operating activities* | | |
| Depreciation and amortization – fixed assets | 114,150 | 135,040 |
| Amortization of deferred sales commissions | 627,818 | 765,868 |
| Provision for deferred income taxes | 4,000 | 169,000 |
| (Increase) decrease in | | |
| Receivable from dealers | (89,950) | (11,870) |
| Receivable from customers | 475,605 | (188,459) |
| Receivable from Funds – shares redeemed | 1,317,608 | 543,407 |
| Salesmen's advances – net | 362,651 | (424,037) |
| Prepaid expenses and miscellaneous receivables | (7,994) | 62,387 |
| Cash and cash equivalents segregated under federal regulations | 304,162 | (2,306,600) |
| Deferred sales commissions | (373,564) | (576,821) |
| Increase (decrease) in | | |
| Payable for securities purchased | 319,972 | (4,723,480) |
| Payable to dealers | (1,863,560) | 1,626,597 |
| Accrued commissions payable | 223,252 | (97,055) |
| Accounts payable – suppliers | (42,711) | (278,844) |
| Accrued expenses and other liabilities | 85,578 | (386,639) |
| *Net cash used for operating activities* | $ (1,975,087) | $ (8,459,668) |

# FIRST INVESTORS CORPORATION

## NOTES TO FINANCIAL STATEMENTS

### December 31, 2010 and 2009

## (1) SIGNIFICANT ACCOUNTING POLICIES

### DESCRIPTION OF BUSINESS

First Investors Corporation (the *"Company"*), a wholly-owned subsidiary of First Investors Consolidated Corporation *("FICC")*, is engaged in business as a broker-dealer primarily for the First Investors family of mutual funds (*"Funds"*) and First Investors insurance products.

### ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from those estimates.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximate fair value because of the short maturity of these items.

### CASH EQUIVALENTS

The Company considers all investments in money market funds to be cash equivalents.

### SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, February 22, 2011, have been evaluated in the preparation of the financial statements.

### CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

### SECURITIES AND BROKERAGE TRANSACTIONS

Securities and brokerage transactions are recorded on a trade date basis with related commission income and expenses also recorded as of the trade date.

### LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the asset, ranging from 5 to 15 years, or the remaining life of the lease.

# FIRST INVESTORS CORPORATION

## NOTES TO FINANCIAL STATEMENTS – (Continued)

### December 31, 2010 and 2009

### SALES COMMISSIONS

Sales commissions paid on sales of "A" shares of the Funds and other investment companies are charged to operations when paid. Sales commissions paid on sales of "B" shares of the Funds are charged to deferred sales commissions and amortized over four years. Early withdrawal charges on "B" shares of the Funds received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded in income. For the years ended December 31, 2010 and 2009, amortization of deferred sales commissions amounted to approximately $628,000 and $766,000, respectively. The estimated amortization of deferred sales commissions for the following four years are as follows: 2011 - $62,000; 2012 - $171,000; 2013 - $312,000; and 2014 - $309,000.

### DISTRIBUTION PLANS

Pursuant to separate underwriting agreements with the Funds, the Company is entitled to commissions on the sale of shares of the Funds in an amount ranging from one percent to six and one-quarter percent of the amount received on the sales. In addition, under separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund, the Company receives distribution and service fees ranging from .30% to 1% of the Fund's average daily net assets. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. Distribution fees are recorded in income or as a reduction of expenses when earned. For the years ended December 31, 2010 and 2009, approximately $9,080,000 and $8,373,000, respectively, of distribution fees were received from the Funds and recorded as a reduction to selling expenses.

### INCOME TAXES

The Company files consolidated federal and certain state income tax returns with its parent and certain other wholly-owned subsidiaries of the parent. It is the policy of the parent to allocate the applicable federal taxes (benefits) to each subsidiary on a separate return basis. As a result, the Company's operating loss was utilized by the parent and subsidiaries on the consolidated tax return and the Company received a refund of income taxes.

The Company's method of accounting for income taxes conforms to Accounting Standards Codification ("ASC") 740, "Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2007 – 2009) or expected to be taken on the Company's 2010 tax returns.

# FIRST INVESTORS CORPORATION

## NOTES TO FINANCIAL STATEMENTS – (Continued)

### December 31, 2010 and 2009

**(2) CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL REGULATIONS**

At December 31, 2010 and 2009, cash and cash equivalents of approximately $2,726,000 and $3,030,000, respectively, were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was approximately $2,316,000 and $1,966,000, respectively.

**(3) RELATED PARTIES**

The Company and certain wholly-owned subsidiaries of its parent share office space and data processing facilities. The Company is charged its proportionate share of expenses based on space occupied and usage of the data processing facilities. Additionally, the Company charges certain of its affiliates for management, office space and other services based upon time allocated to the management and operation of the affiliate and space occupied. During the years 2010 and 2009, respectively, the Company charged certain of its affiliates approximately $4,368,000 and $4,368,000 for management and other services. The Company purchased approximately $2,867,000 and $2,545,000 of data processing services, and approximately $791,000 and $784,000 of office space during the years 2010 and 2009, respectively.

The Company also receives commissions and fees on the sale of various life insurance products from an affiliated life insurance company. For 2010 and 2009, these commissions and fees amounted to approximately $6,681,000 and $5,297,000, respectively.

In addition to the outstanding advances between the Company and its affiliates, the Company also had approximately $2,887,000 and $6,072,000 deposited in an account of an affiliated federal savings bank, and approximately $13,488,000 and $12,679,000 invested in First Investors mutual funds, principally in the money market funds, at December 31, 2010 and 2009, respectively.

The Company is dependent on capital contributions from FICC. In 2010 and 2009, capital contributions of $2,000,000 and $4,000,000, respectively, were received from FICC.

**(4) PROFIT-SHARING PLAN**

The Company is a sponsoring employer in a profit-sharing plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent. Contributions to the plan are determined annually by the Board of Directors. For the years ended December 31, 2010 and 2009, the Company charged operations approximately $564,000 and $289,000, respectively, for its portion of the contribution to the profit-sharing plan. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly-owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2010 and 2009 was not material.

# FIRST INVESTORS CORPORATION

## *NOTES TO FINANCIAL STATEMENTS – (Continued)*

**December 31, 2010 and 2009**

### (5) LEASES

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2016.   Total rent expense, including amounts charged from affiliates and net of amounts charged to affiliates, was approximately $4,036,000 and $4,007,000 for 2010 and 2009, respectively. The minimum annual rental commitments relating to leases in effect as of December 31, 2010, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

| | |
|---|---|
| 2011 | $2,342,000 |
| 2012 | 1,979,000 |
| 2013 | 1,685,000 |
| 2014 | 943,000 |
| 2015 | 444,000 |
| 2016 and thereafter | 50,000 |
| | $7,443,000 |

### (6) LITIGATION

The Company is a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business.   Management is of the opinion that such lawsuits will not have any material effect on the Company's financial position or results of operations.

### (7) NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.   Under the alternative method permitted by this Rule, required net capital shall not be less than 2% of aggregate debit items arising from customer security transactions.   At December 31, 2010, the Company had net capital of approximately $7,746,000 or an excess of approximately $7,496,000, over net capital required of $250,000.

For additional information, the Company's Annual Audited Report filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

# FIRST INVESTORS CORPORATION

## NOTES TO FINANCIAL STATEMENTS – *(Continued)*

### December 31, 2010 and 2009

### (8) INCOME TAXES

The provision (benefit) for income taxes consists of the following:

|  | 2010 | 2009 |
|---|---|---|
| **Current** | | |
| Federal | $(1,955,000) | $(1,613,000) |
| State and local | (38,000) | 6,000 |
|  | (1,993,000) | (1,607,000) |
| **Deferred** | | |
| Federal | 4,000 | 146,000 |
| State and local | - | 23,000 |
|  | 4,000 | 169,000 |
| Total | $(1,989,000) | $(1,438,000) |

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the paying of minimum state income taxes in certain jurisdictions.

Deferred tax liabilities (assets) are comprised of the following:

|  | 2010 | 2009 |
|---|---|---|
| Accrued expenses | $ (154,000) | $ (248,000) |
| Depreciation | (28,000) | (17,000) |
| Deferred sales commissions | (112,000) | (126,000) |
| Deferred compensation | (853,000) | (760,000) |
|  | $(1,147,000) | $(1,151,000) |

### (9) SUBSEQUENT EVENTS

In September 2010, FICC entered into an agreement with The Independent Order of Foresters *("Foresters")*, a Fraternal Benefit Society in Canada under which Foresters will acquire 100% of the outstanding stock of FICC after the spin-off of certain subsidiaries which are primarily engaged in banking and real estate. The transaction closed on January 19, 2011. On January 18, 2011, FICC spun-off the banking and real estate subsidiaries, which were not part of the sale, in a taxable exchange.